Exhibit 4.1

U.S.I. HOLDINGS CORPORATION

DEFERRED COMPENSATION PLAN

Effective January 1, 2005

ARTICLE 1

PURPOSE

In recognition of the services provided by certain key employees, producers and directors, the Board of Directors of U.S.I. Holdings Corporation adopted the U.S.I. Holdings Corporation Deferred Compensation Plan to make additional retirement benefits and increased financial security available on a tax-favored basis to those individuals.

ARTICLE 2

DEFINITIONS

“Affiliate” means: (a) any firm, partnership, or corporation that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company; (b) any other organization similarly related to the Company that is designated as such by the Board; and (c) any other entity 50% or more of the economic interests in which are owned, directly or indirectly, by the Company.

“Beneficiary” means the person or persons designated as such in accordance with Section 8.3.

“Board” means the Board of Directors of U.S.I. Holdings Corporation.

“Bonus” means Compensation that is classified by the Company as bonus.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the U.S.I. Holdings Corporation Benefits Committee.

“Company” means U.S.I. Holdings Corporation and each of its subsidiaries, as well as each Affiliate identified in Appendix A as may from time to time participate in the Plan by or pursuant to authorization of the Board and the board of directors of such Affiliate.

“Compensation” means, for any Eligible Employee or Director, for any Plan Year, the Participant’s total taxable income received from the Company with respect to such Plan Year, including, but not limited to, base earnings, regular bonuses, commissions and overtime, expense allowances, cash-based Board retainer fees, plus pre-tax contributions and elective contributions that are not includible in gross income under section 125, 402(a)(8) or 402(h) of the Code, and excluding income recognized in connection with stock-related options and payments, reimbursements, fringe benefits (cash and noncash), moving expenses, deferred compensation and welfare benefits, and Board committee meeting fees, as determined pursuant to guidelines established and revised by the Plan Administrator from time to time and communicated to Eligible Employees and Directors.

“Director” means a member of the Board who receives remuneration payable for services as a member of the Board.

“Disability” means a disability as defined in Section 409A(2)(c) of the Code.

“Disabled” means having a Disability. The determination of whether a Participant is Disabled shall be made by the Plan Administrator, whose determination shall be conclusive.

“Distribution Account(s)” means, with respect to a Participant, the bookkeeping accounts established on the books of account of the Company, pursuant to Section 5.1. A new Distribution Account shall be established for each Plan Year.

“Earnings Crediting Options” means the deemed investment options selected by the Participant from time to time pursuant to which deemed earnings or losses are credited or debited, as the case may be, to the Participant’s Distribution Accounts.

“Effective Date” means January 1, 2005.

“Eligible Employee” means an Employee from a group of selected management and/or highly compensated Employees of the Company and who is designated by the Plan Administrator as eligible to participate in the Plan.

“Employee” means any individual employed by the Company on a regular, full-time basis (in accordance with the personnel policies and practices of the Company) as an Executive or a Producer, including citizens of the United States employed outside of their home country and resident aliens employed in the United States; provided, however, that to qualify as an “Employee” for purposes of the Plan, the individual must be a member of a group of “key management or other highly compensated employees” within the meaning of Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, as amended; provided further, that the following individuals shall not be eligible to participate in the Plan: (a) individuals who are not classified by the Company as its employees, even if they are retroactively recharacterized as employees by a third party or the Company, (b) individuals for whom the Company does not report wages on Form W-2 or who are not on an employee payroll of the Company; and (c) individuals who have entered into an agreement with the Company which excludes them from participation in employee benefit plans of the Company (whether or not they are treated or classified as employees for certain specified purposes that do not include eligibility in the Plan).

“Employer” means U.S.I. Holdings Corporation and its Affiliates.

“Enrollment Agreement” means the authorization form which an Eligible Employee or Director files with the Plan Administrator to participate in the Plan, including, without limitation, one that is completed and/or sent electronically in a manner specified by the Plan Administrator.

“Executive” means an Eligible Employee who is not a Producer.

“Key Employee” means a “specified employee” as defined in Section 409A(2)(B)(i) of the Code.

“Participant” means an Eligible Employee or Director who has filed a completed and executed Enrollment Agreement with the Plan Administrator or its designee and is participating in the Plan in accordance with the provisions of Article 4. In the event of the death or incompetency of a Participant, the term shall mean his or her personal representative or guardian. An individual shall remain a Participant until that individual has received full distribution of any amount credited to the Participant’s Distribution Accounts.

“Plan” means the U.S.I. Holdings Corporation Deferred Compensation Plan, as amended from time to time.

“Plan Administrator” means the Committee.

“Plan Year” means the 12-month period beginning on each January 1 and ending on the following December 31.

“Producer” means an Eligible Employee who receives sales-based compensation and is designated as a “producer” by the Plan Administrator.

“Service” means the period of time during which an employment relationship exists between an Employee and the Company, including any period during which the Employee is on an approved leave of absence, whether paid or unpaid. “Service” shall not be deemed to have ceased if an Employee transfers directly between the Company and an Affiliate. With respect to Directors who are not Employees, “Service” means the period of time during which the Director is a member of the Board.

“Subsequent Election” means an election made by a Participant in accordance with Section 4.1(d).

ARTICLE 3

ADMINISTRATION OF THE PLAN AND DISCRETION

3.1. The Committee, as Plan Administrator, shall have full power and authority to interpret the Plan, to prescribe, amend and rescind any rules, forms and procedures as it deems necessary or appropriate for the proper administration of the Plan and to make any other determinations and to take any other such actions as it deems necessary or advisable in carrying out its duties under the Plan. All action taken by the Plan Administrator arising out of, or in connection with, the administration of the Plan or any rules adopted thereunder, shall, in each case, lie within its sole discretion, and shall be final, conclusive and binding upon the Company, the Board, all Employees and Directors, all Beneficiaries and all persons and entities having an interest therein. The Committee, may, however, delegate to any person or entity any of its powers or duties under the Plan. To the extent of any such delegation, the delegate shall become the Plan Administrator responsible for administration of the Plan, and references to the Plan Administrator shall apply instead to the delegate. Any action by the Committee assigning any of its responsibilities to specific persons who are directors, officers, or employees of the Company shall not constitute delegation of the Committee’s responsibility but rather shall be treated as the manner in which the Committee has determined internally to discharge such responsibility.

3.2. The Plan Administrator shall serve without compensation for its services unless otherwise determined by the Board. All expenses of administering the Plan shall be paid by the Company.

3.3. The Company shall indemnify and hold harmless the Plan Administrator from any and all claims, losses, damages, expenses (including counsel fees) and liability (including any amounts paid in settlement of any claim or any other matter with the consent of the Board) arising from any act or omission of such member, except when the same is due to gross negligence or willful misconduct.

3.4. Any decisions, actions or interpretations to be made under the Plan by the Company, the Board or the Plan Administrator shall be made in its respective sole discretion, not as a fiduciary, and need not be uniformly applied to similarly situated individuals and shall be final, binding and conclusive on all persons interested in the Plan.

ARTICLE 4

PARTICIPATION

4.1. Election to Participate.

(a) Eligibility and Timing of Election to Participate. Any Eligible Employee or Director may enroll in the Plan effective as of the first day of a Plan Year by filing a completed and fully executed Enrollment Agreement with the Plan Administrator by a date set by the Plan Administrator.

(i) Filing of Enrollment Agreement. An executed Enrollment Agreement must be filed by December 31 of the Plan Year preceding the Plan Year in which such Compensation is to be earned, or such earlier time as may be established by the Plan Administrator.

(ii) Revocation of Election. Once each Plan Year, a Participant may cancel his or her deferral election with respect to all Compensation, other than Compensation that is Bonus, provided that such cancellation is communicated to the Company in writing and shall be effective for all Compensation (other than Bonus) earned for the remainder of the Plan Year. Elections with respect to Bonuses are irrevocable.

(b) Amount of Deferral. Pursuant to said Enrollment Agreement, the Eligible Employee or Director shall irrevocably elect the percentages by which (as a result of payroll deduction) an amount equal to any whole percentage of the Participant’s Compensation will be deferred; provided that Participants may make a separate election as to Bonus.

(i) For Executives, between 2 percent and 50 percent of Compensation (exclusive of Bonus) may be deferred and between 10 percent and 100 percent of Bonus may be deferred, provided that an Executive may designate a specific dollar amount to be deferred in lieu of a percentage of such Compensation.

(ii) For Producers, between 2 percent and 50 percent of Compensation may be deferred.

(iii) For Directors, between 2 percent and 50 percent of Compensation may be deferred.

Deferrals will be made after required non-deferrable payroll tax deductions and any deductions elected by the Participant (including, but not limited to, deductions for payment of health insurance premiums). The Plan Administrator may establish minimum dollar amounts that may be deferred under this Section 4.1 and may change such standards from time to time. Any such limit shall be communicated by the Plan Administrator to the Participants prior to the commencement of a Plan Year.

(c) Timing and Form of Payment of Distribution from Accounts. The Enrollment Agreement filed by an Eligible Employee must also set forth the Participant’s election as to the time and form of distribution.

(i) A Participant may elect to defer amounts credited to his or her Distribution Account for: (a) a period of not less than three (3) years from the date such election is made; or (b) until the attainment of a specified age, which shall not be a period of less than three (3) years from the date such election is made.

(ii) Distribution of amounts credited to a Participant’s Distribution Account may be distributed in one lump-sum payment or in annual installments over 3, 5 or 10 years.

(d) Subsequent Elections. Each Participant who has made an election to defer Compensation may make a Subsequent Election to further defer the time of payment for any part or all of such Participant’s Distribution Account(s). A Subsequent Election shall not operate to change the form of payment originally elected by the Participant. No such Subsequent Election shall be valid unless it is made twelve months prior to the originally scheduled payment date applicable to such Distribution Account and the payment commencement date is deferred for not less than five (5) years from the originally scheduled payment date. Each Participant is limited to one Subsequent Election for each Distribution Account. In the event of the Participant’s Disability or death after a Subsequent Election has been made and prior to the rescheduled payment date, the distribution date shall be accelerated in accordance with Section 6.2. In the event of the Participant’s termination of Service by the Company prior to the expiration of 12 months from the date the Subsequent Election is made, the Subsequent Election shall be of no effect and distribution shall be accelerated in accordance with Section 6.2(a).

(e) Vesting. All Compensation deferred by Participants under the Plan are fully and immediately vested.

4.2. Filing of Elections by New Eligible Employees and New Directors.

(a) New Eligible Employees. The Plan Administrator may, in its discretion, permit an Employee who first becomes an Eligible Employee after the beginning of a Plan Year to enroll in the Plan for that Plan Year by filing a completed and fully executed Enrollment Agreement, in accordance with Section 4.1, as soon as practicable following the date the Employee becomes an Eligible Employee but, in any event, not later than 30 days after such date. Notwithstanding the foregoing, however, any election by an Eligible Employee to defer Compensation pursuant to this section 4.2 shall apply only to such amounts as are earned by the Eligible Employee after the date on which such Enrollment Agreement is filed.

(b) New Directors. A Director whose election as a member of the Board first becomes effective in a Plan Year may enroll in the Plan for that Plan Year by filing a completed and fully executed Enrollment Agreement, in accordance with Section 4.1, as soon as practicable following the effective date of such Director’s election but, in any event, not later than 30 days after the effective date of such election. Notwithstanding the foregoing, however, any election by a Director to defer Compensation pursuant to this Section 4.2 shall apply only to such Compensation earned by the Director after the date on which such Enrollment Agreement is filed.

ARTICLE 5

DISTRIBUTION

5.1. Distribution Accounts. The Plan Administrator shall establish and maintain separate Distribution Accounts for each Participant. The amount of Compensation deferred pursuant to Section 4.1 or Section 4.2 shall be credited by the Company to the Participant’s Distribution Account, in accordance with the Participant’s Enrollment Agreement, as soon as reasonably practicable following the close of the payroll period or payment date for which the deferred Compensation would otherwise be payable, as determined by the Plan Administrator in its sole discretion. Any amount once taken into account as Compensation for purposes of this Plan shall not be taken into account thereafter. The Participant’s Distribution Account(s) shall be reduced by the amount of payments made by the Company to the Participant or the Participant’s Beneficiary pursuant to this Plan.

5.2. Earnings on Distribution Accounts.

(a) General. A Participant’s Distribution Account shall be credited with earnings in accordance with the Earnings Crediting Options elected by the Participant from time to time. Participants may allocate their Distribution Accounts among the Earnings Crediting Options available under the Plan only in whole percentages of not less than two percent.

(b) Investment Options. The deemed rate of return, positive or negative, credited or debited, as the case may be, under each Earnings Crediting Option is based upon the actual investment performance of the investment fund(s) as the Plan Administrator may designate from time to time, and shall equal the total return of such investment fund net of asset based charges, including, without limitation and as the Plan Administrator determines from time to time, money management fees, fund expenses and mortality and expense risk insurance contract charges. The Company reserves the right, on a prospective basis, to add or delete Earnings Crediting Options.

5.3. Earnings Crediting Options. Notwithstanding that the rates of return credited or debited to Participants’ Distribution Accounts under the Earnings Crediting Options are based upon the actual performance of the investment options specified in Section 5.2, or such other investment funds as the Company may designate, the Company shall not be obligated to invest any Compensation deferred by Participants under this Plan, or any other amounts, in such portfolios or in any other investment funds.

5.4. Changes in Earnings Crediting Options. A Participant may change the Earnings Crediting Options to which his or her Distribution Accounts are deemed to be allocated subject to such rules as may be determined by the Plan Administrator, provided that except as the Plan Administrator may otherwise determine in light of legal restrictions on changes, the frequency of permitted changes shall not be less than four times per Plan Year. Each such change may include (a) reallocation of the Participant’s existing Distribution Accounts in whole percentages of not less than two percent, and/or (b) change in investment allocation of amounts to be credited to the Participant’s Distribution Accounts in the future, as the Participant may elect. The effect of a Participant’s change in Earnings Crediting Options shall be reflected in the Participant’s Distribution Accounts as soon as reasonably practicable following the Plan Administrator’s receipt of notice of such change, as determined by the Plan Administrator in its sole discretion.

5.5. Valuation of Accounts. Except as otherwise provided in Section 5.7, the value of a Participant’s Distribution Accounts as of any date shall equal the amounts theretofore credited or debited to such Distribution Accounts, including any earnings (positive or negative) deemed to be earned on such Distribution Accounts in accordance with Section 5.2 and Section 5.4 through the day preceding such date, less the amounts theretofore deducted from such Distribution Accounts.

5.6. Statement of Accounts. The Plan Administrator shall provide to each Participant, not less frequently than annually, a statement in such form as the Plan Administrator deems desirable for setting forth the balance standing to the credit of each Participant in each of his or her Distribution Accounts.

5.7. Distributions from Accounts.

(a) Except as otherwise required for distributions to Key Employees, distributions shall be made within 30 days after the end of the calendar quarter in which the payment date, as determined in accordance with Articles 6 and 7, occurs.

(b) For purposes of any provision of the Plan relating to distribution of benefits to Participants or Beneficiaries, the value of a Participant’s Distribution Accounts shall be determined as of a date as soon as reasonably practicable preceding the distribution date, as determined by the Plan Administrator in its sole discretion. In the case of any benefit payable in the form of a single lump-sum payment, the value of a Participant’s Distribution Accounts, as determined pursuant to this Section 5.7, shall be distributed. In the case of any benefit payable in the form of annual installments, as of any payment date, the amount of each installment payment shall be determined as the quotient of (x) the value of the Participant’s Distribution Account subject to distribution, as determined pursuant to this Section 5.7, divided by (y) the number of remaining annual installments immediately preceding the payment date.

(c) Any distribution made to or on behalf of a Participant from his or her Distribution Account in an amount which is less than the entire balance of any such Distribution Account shall be made pro rata from each of the Earnings Crediting Options to which such Distribution Account is then allocated.

ARTICLE 6

BENEFITS TO PARTICIPANTS

6.1. Distribution of Benefits. Benefits under the Plan shall be paid to a Participant as follows:

(a) Distribution of Benefits Generally. A Participant’s Distribution Account shall be paid or commence to be paid to the Participant within 30 days after the end of the calendar quarter in which the payment date, as elected by the Participant in the Enrollment Agreement or in a Subsequent Election, occurs.

(b) Distribution Upon Voluntary Termination of Service. In the case of a Participant whose Service terminates prior to the date on which the Participant’s Distribution Accounts would otherwise be distributed, other than a termination of such Participant’s Service by the Company for any reason, or on account of becoming Disabled or by reason of death, such Distribution Accounts shall be distributed, subject to Section 5.7(a), on the date and in the manner such Distribution Accounts would otherwise have been distributed, all as elected by the Participant in the Enrollment Agreement or pursuant to a Subsequent Election.

6.2. Acceleration of Payment.

(a) Involuntary Termination. In the case of a Participant whose Service with the Company is terminated by the Company for any reason prior to the date on which the Participant’s Distribution Accounts would otherwise be distributed, the Participant’s right to make any further deferrals under this Plan shall terminate as of the date the Participant’s Service is terminated and the Participant’s Distribution Accounts shall be paid in a single lump-sum payment within 30 days after the end of the calendar quarter in which such termination occurs; provided, however, that the Distribution Accounts of Participants who are Key Employees shall not be distributed prior to the expiration of six (6) months from the date of such termination, as determined by the Plan Administrator in its sole discretion; provided, further, that distribution shall be delayed in accordance with Section 4.1(d) as to any Distribution Account for which a Subsequent Election was made more than 12 months prior to such Participant’s termination of Service. Prior to distribution, such Participants’ Distribution Accounts shall continue to be credited with earnings and/or losses in accordance with Section 5.2 until such Accounts are fully distributed.

(b) Disability or Death. In the case of a Participant who becomes Disabled or dies prior to the date on which the Participant’s Distribution Accounts would otherwise be distributed, the Participant’s Distribution Accounts shall be paid in a single lump-sum payment within 30 days after the end of the calendar quarter in which such Disability or death occurs; provided, however, that the Distribution Accounts of Participants who are Key Employees and who terminate Service due to Disability shall not be distributed prior to the expiration of six (6) months from the date of such termination, as determined by the Plan Administrator in its sole discretion. Prior to distribution, such Participants’ Distribution Accounts shall continue to be credited with earnings and/or losses in accordance with Section 5.2 until such Accounts are fully distributed.

ARTICLE 7

SURVIVOR BENEFITS

7.1. Death of Participant Prior to the Commencement of Benefits. In the event of a Participant’s death prior to the commencement of benefits with respect to any Distribution Account in accordance with Article 6, benefits shall be paid to the Participant’s Beneficiary pursuant to Section 6.2, in lieu of any benefits otherwise payable under the Plan to or on behalf of such Participant. The pre-commencement death benefit payable under this Section 7.1 shall be a single lump-sum payment that is not less than the value of the Distribution Accounts and shall be paid within 30 days after the end of the calendar quarter in which the Participant’s death occurs.

7.2. Death of Participant After Benefits Have Commenced. In the event a Participant dies after annual installment benefits payable under Section 6.1 from a Participant’s Distribution Account has commenced, but before the entire balance of such Account has been paid, the value of such Distribution Account shall be paid in a single lump-sum payment within 30 days after the end of the calendar quarter in which the Participant’s death occurs.

ARTICLE 8

MISCELLANEOUS

8.1. Amendment and Termination. The Plan may be amended, suspended, discontinued or terminated at any time by the Plan Administrator; provided, however, that no such amendment, suspension, discontinuance or termination shall reduce or in any manner adversely affect the rights of any Participant with respect to benefits that are payable or may become payable under the Plan based upon the balance of the Participant’s Accounts as of the effective date of such amendment, suspension, discontinuance or termination. Notwithstanding the preceding provisions of this Section 8.1, the Plan Administrator reserves the right to amend the Plan, either retroactively or prospectively, in whatever manner as required to achieve compliance with the requirements of the American Jobs Creation Act of 2004 and the regulations issued thereunder.

8.2. Claims Procedure.

(a) Claim. A person who believes that he is being denied a benefit to which he is entitled under the Plan (hereinafter referred to as a “Claimant”) may file a written request for such benefit with the Plan Administrator, setting forth the claim.

(b) Claim Decision. Upon receipt of a claim, the Plan Administrator shall advise the Claimant within ninety (90) days of receipt of the claim whether the claim is denied. If special circumstances require more than ninety (90) days for processing, the Claimant will be notified in writing within ninety (90) days of filing the claim that the Plan Administrator requires up to an additional ninety (90) days to reply. The notice will explain what special circumstances make an extension necessary and indicate the date a final decision is expected to be made.

If the claim is denied in whole or in part, the Claimant shall be provided a written opinion, using language calculated to be understood by the Claimant, setting forth:

(i) The specific reason or reasons for such denial;

(ii) The specific reference to pertinent provisions of this Plan on which such denial is based;

(iii) A description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation why such material or such information is necessary;

(iv) Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review;

(v) The time limits for requesting a review under subsection (c) and for review under subsection (d) hereof; and

(vi) The Claimant’s right to bring a civil action under Section 502(a) of the Employee Retirement Income Security Act following an adverse benefit determination.

(c) Request for Review. Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Plan Administrator review its determination. The Claimant or his or her duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Plan Administrator. If the Claimant does not request a review of the initial determination within such sixty (60) day period, the Claimant shall be barred and estopped from challenging the determination.

(d) Review of Decision. Within sixty (60) days after the Plan Administrator’s receipt of a request for review, it will review the initial determination. After considering all materials presented by the Claimant, the Plan Administrator will render a written opinion, written in a manner calculated to be understood by the Claimant, setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of the Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Plan Administrator will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.

8.3. Designation of Beneficiary. Each Participant may designate a Beneficiary or Beneficiaries (which Beneficiary may be an entity other than a natural person) to receive any payments which may be made following the Participant’s death. Such designation may be changed or canceled at any time without the consent of any such Beneficiary. Any such designation, change or cancellation must be made in a form approved by the Plan Administrator and shall not be effective until received by the Plan Administrator, or its designee. If no Beneficiary has been named, or the designated Beneficiary or Beneficiaries shall have predeceased the Participant, the Beneficiary shall be the Participant’s estate. If a Participant designates more than one Beneficiary, the interests of such Beneficiaries shall be paid in equal shares, unless the Participant has specifically designated otherwise.

8.4. Limitation of Participant’s Right. Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in Service or to continue to serve as a Director, nor shall it interfere with the rights of the Company to terminate the employment of any Participant and/or to take any personnel action affecting any Participant without regard to the effect which such action may have upon such Participant as a recipient or prospective recipient of benefits under the Plan. Any amounts payable hereunder shall not be deemed salary or other compensation to a Participant for the purposes of computing benefits to which the Participant may be entitled under any other arrangement established by the Employer for the benefit of its employees.

8.5. No Limitation on Company Actions. Nothing contained in the Plan shall be construed to prevent the Company from taking any action which is deemed by it to be appropriate or in its best interest. No Participant, Beneficiary, or other person shall have any claim against the Company as a result of such action.

8.6. Obligations to Company. If a Participant becomes entitled to a distribution of benefits under the Plan, and if at such time the Participant has outstanding any debt, obligation, or other liability representing an amount owing to the Employer, then the Employer may offset such amount owed to it against the amount of benefits otherwise distributable. Such determination shall be made by the Plan Administrator.

8.7. Nonalienation of Benefits. Except as expressly provided herein, no Participant or Beneficiary shall have the power or right to transfer (otherwise than by will or the laws of descent and distribution), alienate, or otherwise encumber the Participant’s or Beneficiary’s interest under the Plan. The Company’s obligations under this Plan are not assignable or transferable, except to (a) any corporation or partnership which acquires all or substantially all of the Company’s assets or (b) any corporation or partnership into which the Company may be merged or consolidated. The provisions of the Plan shall inure to the benefit of each Participant and the Participant’s Beneficiaries, heirs, executors, administrators or successors in interest.

8.8. Protective Provisions. Each Participant shall cooperate with the Company by furnishing any and all information requested by the Company in order to facilitate the payment of benefits hereunder, taking such physical examinations as the Company may deem necessary and taking such other relevant action as may be requested by the Company. If a Participant refuses to cooperate, the Company shall have no further obligation to the Participant under the Plan, other than payment to such Participant of the then current balance of the Participant’s Distribution Account in accordance with his or her prior elections.

8.9. Taxes. The Company may make such provisions and take such action as it may deem appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority, whether Federal, state or local, to withhold in connection with any benefits under the Plan, including, but not limited to, the withholding of appropriate sums from any amount otherwise payable to the Participant (or his or her Beneficiary). Each Participant, however, shall be responsible for the payment of all individual tax liabilities relating to any such benefits.

8.10. Unfunded Status of Plan. The Plan is an “unfunded” plan for tax and Employee Retirement Income Security Act purposes. This means that the value of a Participant’s Distribution Accounts is based on the value assigned to a hypothetical bookkeeping account, which is invested in hypothetical shares of investments funds available under the Plan. As the nature of the investment fund which forms the “index” or “meter” for the valuation of the bookkeeping account changes, the valuation of the bookkeeping account changes as well. The amount owed to a Participant is based on the value assigned to the bookkeeping account. The Company may decide to use a “rabbi trust” to anticipate its potential Plan liabilities, and it may attempt to have Plan investments mirror the hypothetical investments deemed credited to the bookkeeping accounts. However, the liability to pay the benefits is the Company’s, and the assets of the rabbi trust are potentially available to satisfy the claims of non-participant creditors of the Company.

8.11. Severability. If any provision of this Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.

8.12. Governing Law. The Plan shall be construed in accordance with and governed by the laws of the State of Delaware, without reference to the principles of conflict of laws.

8.13. Headings. Headings are inserted in this Plan for convenience of reference only and are to be ignored in the construction of the provisions of the Plan.

8.14. Gender, Singular and Plural. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may read as the plural and the plural as the singular.

8.15. Notice. Any notice or filing required or permitted to be given to the Plan Administrator under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail, to U.S.I. Holdings Corporation, 555 Pleasantville Road, Suite 160 South, Briarcliff Manor, NY 10510, Attention: General Counsel, or to such other entity as the Plan Administrator may designate from time to time. Such notice shall be deemed given as to the date of delivery, or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

APPENDIX A

PARTICIPATING AFFILIATES

Subsidiaries of U.S.I. Holdings Corporation

USI Services Corporation	Delaware
Association Growth Enterprises, Incorporated	Maryland
Bertholon-Rowland, Inc.	Pennsylvania
Signature Premium Finance, Inc.	Pennsylvania
Dexter-Bertholon Rowland, Inc.	Pennsylvania
Bertholon Rowland, Inc.	New Jersey
Colburn Insurance Agency	Ohio
USI Gulf Coast, Inc.	Louisiana
USI Northeast, Inc.	New York
Riverside Insurance Associates, Inc.	Connecticut
USI Insurance Services of Northern California, Inc.	California
Henderson & Phillips, Incorporated	Virginia
USI of Georgia	Georgia
Overstreet & Newell, Inc.	Georgia
Colonial Premium Finance Company	Virginia
Campbell, Galt & Newlands, Inc.	Oregon
Hurley, Atkins & Stewart, Inc.	Washington
The Insurance Exchange, Inc.	New Hampshire
Roger Ryan & Company, Inc.	New Hampshire
USI Insurance Services of Rhode Island, Inc.	Rhode Island
Inex Alternative Programs, Inc.	New Hampshire
Inex Alternative Program Administrators, Inc.	New Hampshire
Bechard Insurance Agency, Inc.	New Hampshire
USI Insurance Services of Florida, Inc.	Florida
Strategic Asset Advisors, Inc.	Florida
CICORP – USI, Inc.	Florida
Commercial Broker Services, Inc.	Florida
Employers Safety Council of Florida, Inc.	Florida
USI MidAtlantic, Inc.	Pennsylvania
Rental Industry Services, Inc.	Pennsylvania
USI Insurance Services Corporation of Illinois, Inc.	Illinois
(d/b/a USI Midwest)
Diversified Insurance Services of Illinois, Inc.	Illinois
Progressive Plan Administrators, Inc.	New York
USI Retirement Services, Inc.	New York
Emerson, Reid & Company, Inc.	New York
Morrill Koslow & Associates Insurance Agency, Inc.	Massachusetts
USI Consulting Group, Inc.	Connecticut
USI Consulting Group of Massachusetts, Inc.	Massachusetts
USI Advisors, Inc.	Connecticut
USI Consulting Group of New York, Inc.	New York
Benefit Strategies, Inc.	New Hampshire
Benefit Strategies of Maine, Inc.	New Hampshire

The Capital Planning Group, Inc.	Georgia
USI Midwest, Inc.	Ohio
USI of Southern California Insurance Services, Inc.	California
Max Behm & Associates, Inc.	California
United California Insurance Agency	California
El Camino Insurance Agency	California
USI Securities, Inc.	Delaware
USI of Illinois, Inc.	Delaware
WRIMS Corp.	Pennsylvania
Insurance Risk Managers, Inc.	Texas
ANCO Corporation	Texas
MD Premium Finance Corporation	Texas
Western Claims Services, Inc.	Texas
Regional Insurance Management Services, Inc.	Texas
ANCO Management Corporation	Texas
ANCO Life & Benefits Services, Inc.	Texas
Strategic Benefit Planning Corporation	Texas
Anco Insurance Services of Houston, Inc.	Texas
Commercial Insurance Concepts, Inc.	Texas
Inter/National Rental Insurance Services, Inc.	California
Inter/National Rental Insurance, Inc.	Texas
Fleet and Equipment Rental Risk Purchasing Group	California
Kisco Partners, Inc.	New York
Acquisition Risk Management Services, Inc.	New York
Custom Benefit Programs, Inc.	New Jersey
Diversified Insurance Services, Inc.	Illinois
Future Planning Associates, Inc.	New York
U.S.I. Insurance Services of Massachusetts, Inc.	Massachusetts
Governmental Entities Management Services, Inc.	New York
Netcare Services, Inc.	Massachusetts
Phoenix Insurance Agency, Inc.	Massachusetts
O’Leary-Kientz, Inc.	Ohio
Bertholon-Rowland Corp.	New York
American Insurance Administrators, Inc.	Ohio, Colorado
B-R Corp. of North Carolina	North Carolina
BR Insurance Services Corp.	California
DWP/USI of Southern California Insurance Agency, Inc.	Delaware